Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed charges — interest expensed	$2,672,910	$2,070,177	$1,079,291	$946,239	$1,110,449

Earnings
Income before assessments	$167,751	$329,977	$88,757	$153,821	$(68,432)
Fixed charges	2,672,910	2,070,177	1,079,291	946,239	1,110,449

Total earnings	$2,840,661	$2,400,154	$1,168,048	$1,100,060	$1,042,017

Ratio of earnings to fixed charges	1.06	1.16	1.08	1.16	0.94